FORM 51-901F

QUARTERLY REPORT

Incorporated as part of Schedules A, B & C

ISSUER DETAILS:
Name of Issuer	CARDERO RESOURCE CORP.
Issuer’s Address	Suite 1901 – 1177 West Hastings Street Vancouver, B.C., V6E 2K3
Issuer Telephone Number	(604) 408-7488
Issuer Web Site	www.cardero.com
Contact Person	Ken M. Carter
Contact’s Position	Chief Financial Officer
Contact’s Email Address	ken_carter@telus.net
Contact Telephone Number	(604) 408-7488
For Quarter Ended	January 31, 2004
Date of Report	March 31, 2004

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this Report will be provided to any shareholder who requests it.

“Henk Van Alphen”	2004/03/31
Name of Director	Date Signed
“Ken M. Carter”	2004/03/31
Name of Director	Date Signed

SCHEDULE “A” Quarterly Report
CARDERO RESOURCE CORP. CONSOLIDATED BALANCE SHEET Unaudited
	January 31, 2004	October 31, 2003
ASSETS
Current Cash and cash equivalents Accounts receivable Prepaid expenses	$ 10,726,938 329,754 74,017	$ 3,752,305 246,434 107,535
	11,130,709	4,106,274
Property and Equipment Investment in and Expenditures on Resource Properties	44,894 6,279,943	19,036 4,752,575
	$ 17,455,546	$ 8,877,885
LIABILITIES
Current Accounts payable and accrued liabilities	$ 283,387	$ 420,061
Shareholder’s Equity
Capital stock Contributed Surplus Deficit	22,093,341 1,640,408 (6,561,590)	13,153,944 740,408 (5,436,528)
	17,172,159	8,457,824
	$ 17,455,546	$ 8,877,885

APPROVED ON BEHALF OF THE BOARD:

“Henk Van Alphen” (signed)	Director
Henk Van Alphen
“Ken M. Carter” (signed)	Director
Ken M. Carter

SCHEDULE “A” Quarterly Report Page 2
CARDERO RESOURCE CORP. CONSOLIDATED STATEMENT OF INCOME AND DEFICIT Unaudited
	Three months ended January 31
	2004	2003
EXPENSES
Stock based compensation Promotion and shareholder info Professional fees Listing and stock exchange fees Management fees Office and miscellaneous Salaries Rent Transfer agent fees Depreciation	$ 900,000 112,489 82,715 4,517 24,000 21,675 15,825 7,714 4,331 3,080	$ - 56,529 50,863 3,346 22,000 4,997 - 11,327 8,798 1,370
	1,176,346	159,230
OTHER ITEMS
Interest income	51,284	5,845
NET LOSS FOR THE PERIOD	1,125,061	153,385
DEFICIT, BEGINNING OF PERIOD	5,436,528	3,723,278
DEFICIT, END OF PERIOD	$ 6,561,590	$ 3,876,663
LOSS PER SHARE	$ (0.04)	$ (0.01)

SCHEDULE “A” Quarterly Report Page 3
CARDERO RESOURCE CORP. CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION Unaudited
	Three months ended January 31
	2004	2003
OPERATING ACTIVITIES
Net loss for the period Deduct items not involving cash: Depreciation Stock based compensation	$(1,125,062) 3,080 900,000	(153,385) 1,370 -
	(221,982)	(152,015)
Changes in non-cash working capital balances related to operations	(186,476)	(149,295)
Cash (used) by operating activities	(408,458)	(301,310)
FINANCING ACTIVITIES
Proceeds from shares issued Share issue costs	8,648,413 (437,016)	3,389,473 (240,575)
Cash provided by financing activities	8,211,397	3,148,898
INVESTING ACTIVITIES
Resource property expenditures (net of option receipts) Purchase of capital assets	(799,638) (28,938)	(384,196) (4,431)
Cash (used) by investing activities	(828,306)	(388,627)
INCREASE (DECREASE) IN CASH DURING PERIOD	6,974,633	2,458,961
CASH AND TERM DEPOSITS, BEGINNING OF PERIOD	3,752,305	1,063,479
CASH AND TERM DEPOSITS, END OF PERIOD	10,726,938	3,522,440
NON-CASH ITEMS Issue shares for property option Issue share purchase warrants for debt Issue shares for data acquisition	520,000 - 198,000	146,250 250,000 -

1.

NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Cardero Resource Corp. (the "Company") was incorporated under the Laws of the Province of British Columbia.  It is a development stage public company whose principal business activity is the exploration for and the development of natural resource properties.

These consolidated financial statements include the accounts of Cardero Resource Corp. and its wholly-owned subsidiaries Minerales y Metales California S.A. de C.V. (“MMC”) and Cardero Argentina S.A.  During the year ended October 31, 2003, the Company acquired 100% of MMC, a private company incorporated under the laws of Mexico, pursuant to an option agreement dated September 9, 2002.  MMC holds certain mineral concessions situated in Baja, Mexico and also has exclusive option rights to acquire more concessions in the same area.  The Company also formed Cardero Argentina which it owns 100%.  Cardero Argentina was formed under the laws of Argentina to hold all the Company’s mineral properties located in Argentina .  All intercompany transactions and balances have been eliminated.

2.

BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and accordingly do not include all disclosure required for annual financial statements.

In the opinion of management, all adjustments (consisting of normal recurring accruals) considered for a fair presentation have been included.  Operating results for the three months ended January 31, 2004 are not necessarily indicative of the result that may be expected for the full year ending October 31, 2004.

These statements should be read in conjunction with the October 31, 2003 annual financial statements, including the accounting policies and notes thereto, included in the Annual Report for the year ended October 31, 2003. These financial statements reflect the same significant accounting policies as those described in the notes to the audited financial statements of Cardero Resource Corp. for the year ended October 31, 2003.

Effective November 1, 2003, the Company adopted, on a prospective basis, the fair value based method of accounting for stock option awards granted to employees and directors, as prescribed by CICA 3870 stock-based compensation and other stock-based payments.  Under this method, the fair value of the stock options at the date of grant is amortized over the vesting period, with the offsetting credit to contributed surplus.  If the stock options are exercised, the proceeds are credited to share capital.

3.

INVESTMENT AND EXPENDITURES ON RESOURCE PROPERTIES

	Mexico	Argentina	Peru	Total

Balance, October 31, 2003	$ 1,464,929	$ 2,728,953	$ 558,693	$ 4,752,575
Acquisition costs
Cash payments	8,188	224,770	59,850	292,808
Common share issue	728,000	-	-	728,000
	736,188	224,770	59,850	1,020,808
Deferred exploration costs
Field costs	67,923	155,785	203,864	427,572
Drilling and analysis	-	155,322	-	155,322
Personnel	49,650	69,916	3,600	123,166
	117,573	381,023	207,464	706,060
Option payments received	66,500	133,000	-	199,500
Balance, January 31, 2004	$ 2,252,190	$ 3,201,746	$ 826,007	$ 6,279,943

Realization of Assets

The Company’s investment in and expenditures on mineral properties comprises a significant portion of the Company’s assets.  Realization of the Company’s investment in these assets is dependent on establishing legal ownership of the properties, on the attainment of successful commercial production or from the proceeds of their disposal.